UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LODGIAN, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

54021P 20 5

(CUSIP Number)

Goodloe M. Partee, Esq.

Kutak Rock LLP

425 West Capitol Avenue, Suite 1100

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☒

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Key Colony Fund, L.P. I.R.S. Identification No. of Above Person (entities only) 91-1948637
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With :	7. Sole Voting Power 0 8. Shared Voting Power 2,463,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,463,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,463,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 10.00%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 54021P 20 5

1.	Name of Reporting Person Key Colony Management, LLC I.R.S. Identification No. of Above Person (entities only) 71-0779664
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With :	7. Sole Voting Power 0 8. Shared Voting Power 2,463,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,463,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,463,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 10.00%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54021P 20 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Lieblong & Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With :	7. Sole Voting Power 0 8. Shared Voting Power 8,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 8,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 54021P 20 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Alex R. Lieblong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With :	7. Sole Voting Power 0 8. Shared Voting Power 2,472,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,472,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,472,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 10.03%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 54021P 20 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Michael J. Grondahl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With :	7. Sole Voting Power 1,000 8. Shared Voting Power 0 9. Sole Dispositive Power 1,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”) of Lodgian, Inc., a Delaware corporation (the “Issuer or “Company”). The principal executive offices of the Issuer are located at 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

ITEM 2. IDENTITY AND BACKGROUND.

(a), (b) and (c). This statement is filed jointly by Key Colony Fund, LP, Key Colony Management, LLC, Lieblong & Associates, Inc., Alex R. Lieblong and Michael J. Grondahl (collectively, the “Reporting Persons”).

Key Colony Fund is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership. Key Colony Management is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund. Lieblong & Associates is a corporation organized under the laws of the State of Arkansas and is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. Alex R. Lieblong and Michael J. Grondahl are United States citizens. Alex R. Lieblong is the managing member of Key Colony Management and a shareholder, director and officer of Lieblong & Associates and has voting and investment power with respect to shares of Common Stock held by each entity. Michael J. Grondahl is associated with Key Colony Fund. The business address of each of the reporting persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer’s securities was the available cash resources of Key Colony Fund, Lieblong & Associates and Michael J. Grondahl. The aggregate funds used by these Reporting Persons to make the purchases were $25,891,441.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired shares of Common Stock for investment purposes in the ordinary course of business and have previously reported their ownership of the Common Stock on Schedule 13G. The Reporting Persons have submitted this Schedule 13D to report their interest in monitoring and potentially becoming more closely involved in the activities and operations of the Company as set forth below in this Item 4.

Alex R. Lieblong has communicated or presently intends to communicate with the Company’s board of directors regarding some or all of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon relevant economic and market conditions prevailing at the time the Reporting Persons may determine to acquire additional shares of Common Stock in the open market or privately negotiated transactions or otherwise or to dispose of any or all shares of Common Stock owned by the Reporting Persons; however, there is no assurance that any of the Reporting Persons will actually purchase or sell any shares of Common Stock.

Although the foregoing represents the range of activities currently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting Persons and their respective general partners, directors and officers are subject to change at any time.

Except as described above, the Reporting Persons have no plan or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

As of the date hereof, Key Colony Fund is the beneficial owner of 2,463,500 shares of Common Stock, representing approximately 10.0% of the Issuer’s outstanding Common Stock. Shares reported as beneficially owned by Key Colony Fund are also reported as beneficially owned by Key Colony Management, as the general partner of such investment partnership, and by Alex R. Lieblong, as the managing member of Key Colony Fund. By reason of such relationships, each of the above entities and persons is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock.

As of the date hereof, Lieblong & Associates is the beneficial owner of 8,500 shares of Common Stock, representing approximately 0.03% of the Issuer’s outstanding Common Stock. Shares reported as beneficially owned by Lieblong & Associates are also reported as beneficially owned by Alex R. Lieblong, as a shareholder, director and officer of Lieblong & Associates. By reason of such relationship, each of the above is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock.

As of the date hereof, Michael J. Grondahl is the beneficial owner of 1,000 shares of Common Stock, representing less than 0.01% of the Issuer’s outstanding Common Stock.

All percentages set forth in this statement are based on 24,646,454 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended June 30, 2005.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

KEY COLONY FUND, L.P.

DATE	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
8/16/05	Market Purchase	15,400	10.21
8/15/05	Market Purchase	3,000	10.12
7/8/05	Market Purchase	3,300	9.94
7/7/05	Market Purchase	7,100	10.00
7/6/05	Market Purchase	600	10.11
6/27/05	Market Purchase	11,200	10.27
6/24/05	Market Purchase	5,000	10.51
6/23/05	Market Purchase	1,900	10.52

MICHAEL J. GRONDAHL

DATE	TYPE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
6/23/05	Market Purchase	1,000	10.65

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2005	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC, general partner

		By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

LIEBLONG & ASSOCIATES, INC.

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	President

/s/ Alex R. Lieblong
ALEX R. LIEBLONG

/s/ Michael J. Grondahl
MICHAEL J. GRONDAHL

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Lodgian, Inc. is being filed on behalf of each of the undersigned.

Dated: August 19, 2005	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC, general partner

		By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

LIEBLONG & ASSOCIATES, INC.

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	President

/s/ Alex R. Lieblong
ALEX R. LIEBLONG

/s/ Michael J. Grondahl
MICHAEL J. GRONDAHL